Exhibit 4.4
SECOND AMENDMENT
     THIS SECOND AMENDMENT (this “Amendment”) dated as of December 7, 2006 to the Credit Agreement referenced below is by and among Orbital Sciences Corporation, a Delaware corporation (the “Borrower”), the Lenders identified on the signature pages hereto and Bank of America, N.A., as administrative agent (the “Administrative Agent”).
W I T N E S S E T H
     WHEREAS, $50 million in credit facilities have been established in favor of the Borrower pursuant to the Amended and Restated Credit Agreement dated as of December 29, 2004 among the Borrower, the Guarantors identified therein, the Lenders identified therein and the Administrative Agent (as amended by that certain First Amendment, dated as of June 1, 2006 and as may be further amended, modified and supplemented from time to time, the “Credit Agreement”); and
     WHEREAS, the Borrower has requested certain modifications to the Credit Agreement and the Required Lenders have agreed to the requested modifications on the terms and conditions set forth herein.
     NOW, THEREFORE, IN CONSIDERATION of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
     1.          Defined Terms. Capitalized terms used herein but not otherwise defined herein shall have the meanings provided to such terms in the Credit Agreement.
     2.          Amendments.
     2.1        Additional Definitions. Section 1.01 of the Credit Agreement is hereby amended by adding the following new definitions to such Section in alphabetical order:
“Convertible Note Documents” means the Convertible Notes, the indenture governing the Convertible Notes and all other definitive documents, instruments and agreements relating thereto, in each case as amended, modified, supplemented, refinanced and replaced in accordance with the provisions hereof.
“Convertible Notes” means those certain convertible senior subordinated notes due 2026 issued by the Borrower, as amended, modified, supplemented, refinanced or replaced in accordance with the provisions hereof.
     2.2        Amendment to Definition of “Change of Control”. In Section 1.01 of the Credit Agreement, clause (c) of the definition of “Change of Control” is hereby amended to read as follows:
(c)     the occurrence of a “Change of Control” under, and as defined in, the Senior Note Indenture (so long as the “Change of Control” provision remains in effect under the Senior Note Indenture), or the occurrence of a “Fundamental Change” under, and as defined in, any of the Convertible Note Documents.
     2.3        Amendment to Definition of “Consolidated Scheduled Funded Debt Payments”. In Section 1.01 of the Credit Agreement, clause (c) of the definition of “Consolidated Funded Debt Payments” is hereby amended to read as follows:

(c) shall not include (i) any voluntary prepayments or mandatory prepayments required pursuant to Section 2.05 or (ii) amounts that may be classified as debt as a result of the conversion rights under the Convertible Notes becoming exercisable.
     2.4        Amendment to Increase Additional Revolving Commitments. Section 2.01(b) of the Credit Agreement is hereby amended by deleting the amount of “TWENTY-FIVE MILLION DOLLARS ($25,000,000)” in the third line thereof and substituting in lieu thereof the amount of “FIFTY MILLION DOLLARS ($50,000,000).”
     2.5        Amendment to Subsidiaries Covenant. Section 7.12 of the Credit Agreement is hereby amended by amending and restating clause (c) thereof in its entirety to read as follows:
(c)     Notwithstanding anything to the contrary contained herein, if at any time any Person that is not a Guarantor provides a Guarantee of the Senior Notes or the Convertible Notes, then the Borrower shall cause such Person to deliver to the Administrative Agent, concurrent with such Person providing a Guarantee of the Senior Notes or the Convertible Notes, as applicable, (i) a Joinder Agreement pursuant to which such Person become a Guarantor and grants a Liens in its Property pursuant to the Collateral Documents and (ii) if requested by the Administrative Agent or the Required Lenders, documents of the types referred to in Sections 5.01(b) and 5.01(d) and favorable opinions of counsel to such Person (which shall cover, among other things, the legality, validity, binding effect and enforceability of the documentation referred to in clause (i)), all in form, content and scope reasonably satisfactory to the Administrative Agent.
     2.6        Addition of Most Favored Lender Covenant. A new Section 7.14 is added to the Credit Agreement to read as follows:
7.14        Most Favored Lenders.
If at any time the Borrower or any Subsidiary issues unsecured Indebtedness permitted under Section 8.03(j)(ii) in an aggregate amount greater than $15,000,000 and the terms of such Indebtedness contain any covenant or event of default that is materially more restrictive than the covenants and defaults contained in this Agreement, then (a) such covenant or event of default shall be deemed incorporated by reference in this Agreement as if set forth fully herein, effective as of the date when such covenant or event of default became effective with respect to such Indebtedness, and (b) upon the request of the Administrative Agent, the Borrower shall enter into an amendment to this Agreement evidencing the incorporation of such covenant or event of default provided, however that the Borrower shall not be required to pay any fees (other than reasonable fees of counsel to the Administrative Agent) with respect to any such amendment.
     2.7        Amendment to Indebtedness Covenant. Section 8.03 of the Credit Agreement is hereby amended by amending and restating clause (j) thereof in its entirety to read as follows:
(j)        (i)      Indebtedness under the Convertible Notes and renewals, refinancings and extensions thereof to the extent permitted under Section 8.12, provided that (A) not later than ten (10) days after the issuance of the Convertible Notes the Borrower shall launch a tender offer for the Senior Notes, (B) the terms of the Convertible Notes are substantially similar to the draft of the Description of Notes delivered to the Administrative Agent on November 30, 2006 and (C) a portion of the cash proceeds of the Convertible Notes shall be used to, among other things, repurchase all Senior Notes tendered by the holders thereof; and
             (ii)     any other unsecured Indebtedness (including unsecured Indebtedness incurred in a refinancing or replacement of the Convertible Notes); provided, however, that in the case of Indebtedness incurred pursuant to this clause (ii), (1) such Indebtedness shall not have a scheduled maturity earlier than six (6) months following the Maturity Date, not require any amortization of principal or otherwise require a scheduled payment of any principal sooner than six (6) months following the Maturity Date and (2) the Borrower shall have delivered to the Administrative Agent a certificate of a Responsible Officer of the Borrower demonstrating that, upon giving effect on a pro forma basis to (x) the incurrence of such Indebtedness, (y) the application of the proceeds thereof and (z) any other changes in Indebtedness occurring after the most recent fiscal quarter end for which the Borrower has delivered financial statements pursuant to Section 7.01(a) or (b), the Loan Parties would be in compliance with the financial covenants set forth in Section 8.11 as of such fiscal quarter end;
     2.8        Amendment to Burdensome Agreements Covenants. Section 8.09 of the Credit Agreement is hereby amended by amending and restating clause (viii) thereof in its entirety to read as follows:
(viii)     the Senior Note Documents and the Convertible Note Documents.
     2.9         Amendment to Senior Notes Amendment and Prepayment Covenant. Section 8.12 of the Credit Agreement is hereby amended by amending and restating Section 8.12 in its entirety to read as follows:
8.12             Amendments and Refinancings of Senior Notes and Convertible Notes.
(a)     Amend or modify any of the terms of any of the Senior Note Documents or the Convertible Note Documents if such amendment or modification would add or change any terms in a manner that, taken as a whole, is materially adverse to the Borrower or any of its Subsidiaries (including any amendment or modification that would shorten the final maturity or average life to maturity or require any payment to be made sooner than originally scheduled or increase the interest rate applicable thereto).
(b)     Make (or give any notice with respect thereto) any voluntary or optional prepayment, redemption, defeasance or acquisition for value of (including without limitation, by way of depositing money or securities with the trustee with respect thereto before due for the purpose of paying when due), or refund, refinance or exchange of any Senior Notes or Convertible Notes other than:
     (i)     regularly scheduled payments of principal and interest on the Senior Notes and regularly scheduled payments of principal and interest on the Convertible Notes;
     (ii)     the repurchase of (i) up to 35% of the aggregate principal amount of the Senior Notes with the net cash proceeds of any public offering of the Borrower’s common stock within ninety (90) days of such public offering, to the extent permitted under the Senior Note Indenture and (ii) all or any portion of the Convertible Notes with the net cash proceeds of any public offering of the Borrower’s common stock;
     (iii)     the repurchase of any Senior Notes or Convertible Notes with cash on hand of the Borrower and its Subsidiaries, provided that, immediately after giving effect to such repurchase, the outstanding principal amount of Loans shall be zero and the Borrower shall have on hand at least $10,000,000 in cash and Cash Equivalents;
     (iv)     the consummation of a tender offer for the Senior Notes on or after the issuance of the Convertible Notes and the subsequent redemption of any remaining Senior Notes in accordance with their terms;
     (v)     the repurchase, refinancing or replacement of the Convertible Notes and any Senior Notes not repurchased with the proceeds of the Convertible Notes, in each case through the issuance of unsecured Indebtedness permitted under Section 8.03(j)(ii);
     (vi)     payments made solely in common stock of the Borrower in connection with the exercise of any conversion rights by the holders of the Convertible Notes; and
     (vii)     the conversion into cash of the outstanding principal amount of any Convertible Notes so long as the Borrower shall have delivered to the Administrative Agent a certificate of a Responsible Officer of the Borrower demonstrating that, upon giving effect to such conversion on a pro forma basis, the Loan Parties would be in compliance with the financial covenants set forth in Section 8.11 as of the most recent fiscal quarter end for which the Borrower has delivered financial statements pursuant to Section 7.01(a) or (b);
(c)     Amend or modify any of the subordination provisions of the Convertible Note Documents; or
(d)     Make any payments of principal or interest in respect of the Convertible Notes in contravention of the subordination provisions thereof.
     2.10            Amendments to Events of Default. In Section 9.01 of the Credit Agreement, the “.” at the end of clause (k) is replaced with “; or”, and a new clause (l) is added thereto to read as follows:
(l)             Subordination Provisions of Convertible Notes.
                   (i)     any of the Obligations for any reason shall fail to be “Senior Debt” (or any comparable term) under, and as defined in, any Convertible Note Document;
                  (ii)     any Indebtedness shall constitute “Designated Senior Debt” (or any comparable term) under, and as defined in, any Convertible Note Document, other than (A) the Obligations and (B) any other Indebtedness with an initial principal amount of at least $50 million; or
                  (iii)     the subordination provisions of any Convertible Note Document shall, in whole or in part, terminate, cease to be effective or cease to be legally valid, binding and enforceable against any holder of such Convertible Notes.

     3.          Conditions Precedent. This Amendment shall be effective as of the date hereof upon receipt by the Administrative Agent of counterparts of this Amendment duly executed by the Borrower and the Required Lenders.
     4.          Representations and Warranties. The Borrower represents and warrants that the representations and warranties contained in the Loan Documents are true and correct in all material respects on and as of the date hereof (except for those which expressly relate to an earlier date).
     5.          Reaffirmation of Security Interests. The Borrower (i) affirms that each of the Liens granted in or pursuant to the Loan Documents are valid and subsisting and (ii) agrees that this Amendment shall in no manner impair or otherwise adversely effect any of the Liens granted in or pursuant to the Loan Documents.
     6.          No Other Changes. Except as expressly modified hereby, all of the terms and provisions of the Loan Documents shall remain in full force and effect.
     7.          Counterparts. This Amendment may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original and it shall not be necessary in making proof of this Amendment to produce or account for more than one such counterpart.
     8.          Governing Law. This Amendment shall be deemed to be a contract made under, and for all purposes shall be construed in accordance with, the laws of the State of New York.
[SIGNATURE PAGES FOLLOW]

     IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Second Amendment to be duly executed and delivered as of the date first above written.

BORROWER:	ORBITAL SCIENCES CORPORATION, a Delaware corporation

	By:	/s/ Michael R. Williams
	Name:	Michael R. Williams
	Title:	Senior Vice President and Treasurer

ADMINISTRATIVE AGENT:	BANK OF AMERICA, N.A., as Administrative Agent

	By:	/s/ Kristine Thennes
	Name:	Kristine Thennes
	Title:	Vice President

LENDERS:	BANK OF AMERICA, N.A., as a Lender, L/C Issuer and Swing Line Lender

	By:	/s/ Peter N. Knickerbocker
	Name:	Peter N. Knickerbocker
	Title:	Senior Vice President

WACHOVIA BANK, NATIONAL ASSOCIATION

	By:	/s/ Robert G. McGill Jr.
	Name:	Robert G. McGill Jr.
	Title:	Director

FIRST HORIZON BANK, A DIVISION OF FIRST TENNESSEE BANK NA

By:
Name:
Title: